SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                          (Commission File No. 1-14728)

                                Lan Airlines S.A.
                  (Translation of registrant's name in English)

                        Avenida Americo Vespucio Sur 901
                                     Renca,
                                 Santiago, Chile
                    (Address of Principal Executive Offices)


                 (Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F.)

                             Form 20-F X    Form 40-F
                                      ---            ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                        furnishing the information to the
                      Commission pursuant to Rule 12g3-2(b)
                        under the Securities Exchange Act
                                    of 1934.)

                                  Yes          No X
                                     ---         ---

                                  MATERIAL FACT
                                  -------------


Santiago, October 14, 2004

Mr. Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Present
-------

To whom it may concern:

In accordance with Article 9 and the second paragraph of Article 10 of Law 18,045, I inform you of the temporary suspension of the domestic and international operations of our subsidiary Lan Peru S.A. This suspension was ordered by the judge of the Fourth Civil Court of Arequipa, Peru, and will become effective at 0:00 hrs. on October 15, 2004.


Considering the contingency plans implemented and foreseeing a possible suspension of five days, we estimate that the impact of this situation on our results will not be significant.


Sincerely,


Alejandro de la Fuente
Vice President of Finance
Lan Airlines S.A.

cc.    Bolsa de Comercio de Santiago
       Bolsa de Comercio de Valparaiso
       Bolsa Electronica de Chile

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 15, 2004



                                              Lan Airlines S.A.

                                              /s/ Alejandro de la Fuente Goic
                                              -------------------------------
                                              By: Alejandro de la Fuente Goic
                                                  Chief Financial Officer